Alcoa 390 Park Avenue New York, New York 10022 USA Donna Dabney Corporate Secretary Corporate Governance Counsel 212 836 2688 donna.dabney@alcoa.com

VIA UPS

February 4, 2008

Ms. Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	Alcoa Inc., Definitive 14A, filed February 26, 2007

  File No. 001-03610

Dear Ms. Gowetski:

Thank you for your letter of January 4, 2008 and your agreement to extend the response date to February 4, 2008. Our responses are set forth below following your comments in bold.

1.	Please submit all your responses on Edgar, including your response letter dated November 9, 2007.

We will submit all responses on Edgar and confirm that our letter of November 9, 2007 has been filed on Edgar.

2.	We note your response to comment 5 of our letter dated August 21, 2007. We continue to believe that you should disclose with additional detail how individual performance contributed to actual compensation for the named executive officers and reissue the comment. Refer to Item: 402(b)(2)(vii) of Regulation S-K.

We will provide additional information as to how individual performance contributed to actual compensation for the named executive officers.

3.	We note your response to comment 6 of our letter dated August 21, 2007, that the committee benchmarks compensation against a comparator group, the Towers Perrin Industry Executive Compensation survey. We continue to believe that you should identify all the companies that are included in the survey if you are benchmarking to them, and we therefore reissue that portion of our prior comment. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We will identify the companies included in the survey.

Jennifer Gowetski

Securities and Exchange Commission

4.	We note your response to comment 7 of our letter dated August 21, 2007. With respect to the corporate performance and individual objectives that you omitted, please provide a description of each performance objective that you utilize for purposes of awarding compensation to your named executive officers and provide us with a more detailed analysis of why you believe that disclosure of the relevant performance objectives is not material.

Alcoa’s named executive officers receive annual non-equity incentive compensation that is based in part on the performance of Alcoa’s business units and in part on the executive’s individual performance, as determined by the Compensation and Benefits Committee of the Board of Directors. We agree to provide additional information on individual objectives in future filings, as requested. We respectfully submit, however, that additional information concerning specific corporate performance objectives under the plan do not constitute material information that is necessary to an understanding of the plan.

None of the performance measures under our non-equity incentive compensation plan are based on corporate level results. Our non-equity incentive compensation plan is structured as a “bottom-up” formula based on individual operating plant and business unit performance. As disclosed in our 2007 proxy filing, in 2006 business unit non-equity incentive compensation was determined by using a formula that measured the performance of each of our 18 business units against up to four financial metrics and up to five non-financial metrics. Financial metrics were weighted 80% and non-financial metrics were weighted 20%. Each metric had a threshold, target and maximum performance objective, resulting in a total of over 300 business unit objectives in all, each with different weighted importance to the overall corporate composite results. Each metric for threshold, target and maximum performance of those individual operating plants and business units is immaterial to an understanding of the named executive officers’ incentive compensation and given their detailed operational nature the metrics are competitively sensitive. We note that these objectives concern business unit and plant performance that is not otherwise publicly disclosed by the company.

By virtue of the sheer number of performance measurements, none of them is material to an understanding of our named executive officers’ incentive compensation under the plan. It is clear that if none of the performance measurements is material, then none of the targets for those measurements would be material either. Knowledge of the business unit and plant level metrics will not provide information as to the degree of difficulty of achieving any given bonus payout for the named executive officers. To provide a basis for evaluation of this factor, we will provide additional information in future filings showing the combined business unit and plant performance, which we call the “corporate composite,” to show the degree of difficulty of achieving a target level incentive compensation payout at the named executive officer level. See Exhibit A to this letter for a chart illustrating historic corporate composite levels of incentive compensation over time, as compared with the target level of incentive compensation.

The corporate composite formula based incentive compensation described above comprises only a portion of the total incentive compensation awarded to the named executive officers. Once the performance levels under the formula are calculated, the Compensation and Benefits Committee of the Board of Directors considers individual performance factors in determining the final incentive compensation for the executive officers. In the 2007 proxy we reported the factors the committee considered in making adjustments to the CEO’s incentive compensation. We will expand that discussion to

Jennifer Gowetski

Securities and Exchange Commission

include performance objectives for the other named executive officers and we will clearly identify the difference between the formula calculation and the final incentive compensation actually awarded. Because the named executive officers’ incentive compensation is not solely dependent on the formula based on business unit performance, the individual metrics for business unit performance become even less important to an investor’s analysis of performance based incentive compensation.

Finally, we strongly believe there are other sound business reasons for not disclosing specific business unit and operating plant performance objectives that are not material to an investor’s understanding of our compensation programs. We are very concerned that the disclosure of operational metrics for each of our 18 business units would be competitively harmful to our businesses. Metrics at the business unit and operating plant levels of the company are not publicly disclosed by the company.

Additional analysis for the conclusion that the business unit and plant level targets are immaterial to an understanding of the named executive officers’ non-equity incentive compensation is set forth in Appendix A to this letter. Due to the commercially sensitive nature of that information, we have requested confidential treatment of Appendix A and the information contained therein.

Best regards,

/s/ Donna Dabney
Donna Dabney

EXHIBIT A

2007 annual incentive compensation formula “corporate composite” results as compared with target of 100% payout of annual incentive and as compared with corporate return on capital objectives under the equity performance share plan.

CORP COMPOSITE ATTAINMENT %
160
140
120
100
80
60
40
20
0
18
16
14
12
10
8
6
4
2
0
138.8
129.9
14.6
16.2
120.1
111.4
105.7
13
13.1
13.5
96.0
94.9
97.9
76.9
82.4
9.5
8.9
7.4
6.9
4.4
IC Attainment
ROC (B)
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

APPENDIX A

CONFIDENTIAL TREATMENT

REQUEST BY ALCOA INC.